UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT

TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

AMCORE FINANCIAL SECURITY PLAN

(Full title of the plan)

AMCORE FINANCIAL, INC.

(Name of issuer of the securities held pursuant to the plan)

0-13393	36-3183870
(Commission File Number)	(IRS Employer Identification No.)

501 Seventh Street, Rockford, Illinois	61104
(Address of Principal Executive Offices)	(Zip Code)

(815) 968-2241

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

AMCORE FINANCIAL SECURITY PLAN

Financial Statements and Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm)

AMCORE FINANCIAL SECURITY PLAN

NOTE:	All other schedules required by Section 2520.03-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

AMCORE Financial Security Plan

Rockford, IL

We have audited the accompanying statements of net assets available for benefits of the AMCORE Financial Security Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

June 24, 2009
Milwaukee, Wisconsin

AMCORE FINANCIAL SECURITY PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value:
AMCORE common stock	$3,169,762	$16,107,486
Common trust fund – AMCORE Stable Asset Fund	6,993,963	6,533,678
Mutual funds and money markets	42,069,048	67,492,180
Participants’ loans	210,279	234,164
Receivables:
Employer contribution	—	80,375

Net assets available for benefits at Fair Value	$52,443,052	$90,447,883

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	402,107	51,933

Net assets available for benefits	$52,845,159	$90,499,816

See accompanying notes to financial statements.

AMCORE FINANCIAL SECURITY PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2008 and 2007

	2008	2007
Additions:
Change to net assets attributed to:
Net depreciation in fair value of investments	$(35,388,286)	$(5,053,596)
Interest and earnings on investments	1,582,116	4,682,804
Other	—	(77,760)

	(33,806,170)	(448,552)

Contributions:
Employer	3,671,291	3,969,006
Participant:
Payroll withholding	4,086,911	4,385,216
Rollovers	143,948	378,840

	7,902,150	8,733,062

Total (decline)/additions	(25,904,020)	8,284,510

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	11,723,174	13,618,066
Administrative expenses	27,463	—

Total deductions	11,750,637	13,618,066

Net decrease in net assets	(37,654,657)	(5,333,556)

Net assets available for benefits:
Beginning of year	90,499,816	95,833,372

End of year	$52,845,159	$90,499,816

See accompanying notes to financial statements.

AMCORE FINANCIAL SECURITY PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Significant Accounting Policies

Financial Statement Presentation

The accounting and reporting policies of the AMCORE Financial Security Plan (the “Plan”) conform to accounting principles generally accepted in the United States of America in all material respects. The Plan is also subject to the Employee Retirement Income Security Act of 1974 (ERISA); therefore, reconciliation of its financial statements and supplemental schedule in accordance with the financial reporting requirements of ERISA is provided.

Valuation of Investments

Fair-Value Hierarchy – Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date. A quoted price in an active market provides the most reliable evidence of fair value.

Level 2: Other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Investments – Mutual Funds are valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

The fair value of AMCORE common stock is determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

The AMCORE Stable Asset Fund is a stable value fund that is a commingled pool of the Investment Group’s Trust for Employee Benefit Plans. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. The fund is valued using the NAV, which is based on the fair value of the underlying assets of the fund, and is provided by the administrator of the fund. The fund currently has a limited market and is classified within level 2 of the valuation hierarchy.

Loans – Participant loans are valued at unpaid principal amounts, which approximates fair value and are classified within level 2 of the valuation hierarchy.

See Note 11 for further discussion on fair value.

AMCORE FINANCIAL SECURITY PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Security transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

As required by Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits presents the Stable Value Fund with underlying investments in investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and is not affected by the FSP.

Payment of Benefits

Benefits are recorded when paid. There were no benefits payable at December 31, 2008 or 2007.

Administrative Expenses

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. As a result, management fees and operating expenses are reflected as a reduction of investment return for such investments. Other administrative expenses of the Plan may be paid by the Plan or Plan Sponsor as provided in the Plan document and Administrative Services Agreement. Expenses incurred for the required plan audit are paid by the Plan.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the plan trustee to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

(2)	Plan Description

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of AMCORE Financial, Inc. and participating subsidiaries (“AFI” or the “Company”), who have completed 90 days of service and have attained age 18. It is subject to the provisions of ERISA.

Contributions

Each year, participants may contribute up to 100% of their annual wages on a pretax basis, not to exceed $15,500 in 2008 and $15,500 in 2007. If the participant was age 50 or older, the participant was entitled to contribute an additional “catch-up contribution” of up to $5,000 per year in 2008 and 2007. AFI makes safe harbor matching contributions of 100% of the first 3% of employee compensation contributed to the Plan and 50% of the next 2% of compensation contributed to the Plan. Employer matching contributions are invested in AFI common stock; however, participants are allowed to sell any portion of their AFI common stock within the Plan and direct the proceeds to another investment choice within the Plan.

AMCORE FINANCIAL SECURITY PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The employer contributes 3% of the participants’ annual wages each year to a basic retirement account; these funds are for retirement and, therefore, are not available for participant loans. These funds are allocated to investments in the same manner as the participants’ contributions. The Company suspended the basic retirement contribution effective April 1, 2009.

The Plan allows for Roth deferral contributions subject to the same contribution limitations as stated above. Roth deferrals allow a participant’s contributions be included in the participant’s annual income for the taxable year of the contribution. At time of qualified distribution, the deferrals and earnings are excluded from income. A participant’s Roth deferred contributions will be separately accounted for, as will gains and losses attributable to those Roth deferred contributions, in a Roth deferred contributions account.

Effective beginning February 1, 2008, the Plan was amended to allow for automatic enrollment. For salary deferral contributions, an Employee will become a Participant on the first day of the month coincident with or immediately following completion of ninety (90) days of service. An Employee shall be deemed to have completed a salary reduction agreement electing salary deferrals at the rate of 3% of compensation upon entering the Plan. An Employee may elect not to participate in salary deferrals or to change the rate of salary deferrals at any time by election in accordance with rules governing modifications.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the employer’s contribution and plan earnings, net of administrative expenses. Allocations are based on participant earnings, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. The Plan provides for a maximum contribution to a participant’s account in any plan year of the lesser of $46,000 in 2008, and $45,000 in 2007, or 100% of the participant’s compensation.

Participant Rollover Accounts

Employees are permitted to roll over amounts from a former employer’s plan into the Plan at any time, even before becoming a participant. The employee has all the same investment options and benefits of the Plan as a participant.

Payment of Benefits

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Upon termination of service, a participant may choose to leave investments in the Plan if the participant’s account balance is over $5,000 or select one of several payment options such as: roll-over, lump-sum payments, or installment payments. Withdrawals by a participant are fully taxable, except for the return of after-tax contributions, if any. AFI amended the Plan effective with distributions made on or after March 28, 2005, related to automatic rollover provisions. If an employee terminates employment and the vested interest in the Plan does not exceed $5,000 and the employee does not elect either to receive or to roll over the distribution, then the distribution must be rolled over to an individual retirement account (IRA).

Vesting

Participants are immediately vested in both their contributions and that of the employer.

AMCORE FINANCIAL SECURITY PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Investment Funds

As of December 31, 2008, the assets of the Plan are segregated and maintained in 19 separate investment funds and the Participant Loan Fund, as described below (see page 8 for additional information on the Participant Loan Fund). Participants have the option to invest their account balance and contributions to their respective account in these funds except the Participants Loan Fund and AMCORE Common Stock in increments of whole percentages of their eligible earnings. Participants have the ability to invest up to 10% of new employee deferral contributions into AMCORE Common Stock. Participants have the option to change the allocation of their individual balances daily.

(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2008	2007
AMCORE Common Stock, 877,676 and 709,811 shares, respectively*,**	$3,169,762	$16,107,486
American Funds Growth Fund of America, 362,814 and 381,746 shares, respectively	$7,372,381	$12,887,760
AMCORE Stable Asset Fund, 268,071 and 247,300 shares, respectively**	$6,993,963	$6,533,678
GAMCO Westwood Equity Fund, 444,462 and 511,223 shares, respectively	$3,209,019	$5,587,667
Fidelity Advisor Diversified International Fund, 192,719 and 215,412 shares, respectively	$4,145,391	$8,594,922
Liquid Assets Fund, 3,738,079 shares	$3,738,079	***
Vanguard Total Stock Market Index Fund, 342,712 and 370,235 shares, respectively	$7,471,111	$13,091,524
WB Capital Limited Term Bond Fund, 381,908 shares	$3,639,582	***

* Nonparticipant-directed investment.
** Party-in-interest.
*** Amount less than 5% of the plan’s net assets

During 2008 and 2007, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value by $35,388,286 and $5,053,596, respectively, as follows:

	Years ended December 31
	2008	2007
AMCORE Financial, Inc. common stock	$(13,997,658)	$(7,212,852)
Shares of mutual funds	(21,631,116)	1,890,344
AMCORE Stable Asset Fund	240,488	268,912

	$(35,388,286)	$(5,053,596)

AMCORE FINANCIAL SECURITY PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(4)	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the change in net assets relating to the nonparticipant-directed investments is as follows:

	December 31
	2008	2007
Net assets – AMCORE Financial, Inc. common stock	$3,169,762	$16,107,486

Contributions	$1,952,573	$2,120,443
Interfund transfers	28,660	(1,299,859)
Net depreciation	(13,997,658)	(7,212,852)
Benefits paid to participants	(921,299)	(2,614,758)

Net decrease in net assets	$(12,937,724)	$(9,007,026)

(5)	Related Party Transactions

Transactions with the AMCORE Stable Asset Fund, a common trust fund managed by AMCORE Bank, N.A.’s Investment Group (the “Investment Group”), an affiliate of AFI, qualify as exempt party-in-interest transactions. Certain Plan investments are shares of common stock of AFI. The Investment Group is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. At December 31, 2008 and 2007, the Plan held 877,676 and 709,811 shares, respectively, of common stock of AMCORE Financial, Inc., the sponsoring employer, with a cost basis of $16,475,378 and $16,812,780, respectively. AFI stock dividends recorded totaled $387,708 and $559,311 in 2008 and 2007, respectively.

Certain costs of administering the Plan are paid by AFI. The administration of the funds is performed by the Plan Sponsor. Administrative expenses charged to the Plan totaled $27,463 and $118,963 for the years ended December 31, 2008 and 2007, respectively. The expenses for 2007 were net against fees that were repaid to the Plan by the Investment Group in 2007, which were included in the December 31, 2007 Statement of Net Assets Available for Benefits.

(6)	Plan Termination

Although it has not expressed any intent to do so, AFI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the net income or loss to the date of termination, less any distribution expenses and liquidation costs, shall be distributed proportionately to the participants’ accounts and participants will be entitled to receive the value of their accounts.

(7)	Participant Loans

Participants are eligible to obtain loans from the Plan in the event of financial hardship, as defined by the Plan. The loans are limited to the lesser of $50,000 or 50% of the accrued benefit of the participant under the Plan, excluding the participant’s accrued benefit attributable to the basic retirement account. Participants’ loans are charged interest at a rate based on prime at

AMCORE FINANCIAL SECURITY PLAN

Notes to Financial Statements

December 31, 2008 and 2007

the date of the loan and fixed for the life of the loan. Loan terms range from 1–5 years or up to 30 years for loans made for the acquisition of a primary residence. At December 31, 2008 and 2007, outstanding loans bear interest at rates of 4.0% to 9.5%. Loan repayments are made through automatic payroll deductions from the participant. The loans are collateralized by the participants’ vested interest in the Plan and a participant may only have one loan outstanding at a time.

(8)	Income Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated November 4, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter, however, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

For the plan year beginning January 1, 2009, the Plan adopted AMCORE’s nonstandardized prototype plan document, which is pre-approved by the Internal Revenue Service (IRS) and updated for regulatory language as required by the IRC. The prior plan document was an Individually Designed Plan (IDP), which required the Plan to submit a request to the IRS for a plan determination letter. By adopting AMCORE’s prototype plan document, rather than requesting a plan-specific determination letter from the IRS, the Plan may rely on the determination letter issued to AMCORE’s prototype document. The only other provision changed from the prior document was the basic retirement contribution, as mentioned above in Note 2 of the Notes to Financial Statements

(9)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(10)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007 and for the year then ended December 31, 2008.

	2008	2007
Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	$52,845,159	$90,499,816
Adjustment from contract value to fair value for fully benefit-responsive investment contract	(402,107)	(51,933)

Net assets available for benefits per Form 5500	$52,443,052	$90,447,883

AMCORE FINANCIAL SECURITY PLAN

Notes to Financial Statements

December 31, 2008 and 2007

2008
Statement of changes in net assets available for benefits:
Decrease in net assets per the financials statements	$(37,654,657)
Adjustment from contract value to fair value for fully-benefit responsive investment contract	(350,174)

Net loss per form 5500	$(38,004,831)

(11)	Fair Value Measurements

On January 1, 2008, the Plan adopted SFAS No. 157 which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The standard applies to other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. Under the standard, fair value refers to the price at the measurement date that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in which the reporting entity is engaged. The standard does not expand the use of fair value in any new circumstances.

Investments stated at fair value on a recurring basis are categorized in their entirety in the table below based upon the lowest level of significant input to the valuations as of December 31, 2008.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	TOTALS
AMCORE common stock	$3,169,762			$3,169,762
Mutual funds and money markets	42,069,048			42,069,048
AMCORE Stable Asset Fund		6,993,963		6,993,963
Participants’ loans		210,279	—	210,279

TOTAL	$45,238,810	$7,204,242	$—	$52,443,052

Schedule 1

AMCORE FINANCIAL SECURITY PLAN

Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Description	Number of shares or principal amount	Cost	Current value
Common stock:
AMCORE Financial, Inc. *	877,676	$16,475,378	3,169,762

Common trust fund:
AMCORE Stable Asset Fund *	268,071	6,564,191	6,993,963

Mutual funds:
Liquid Assets Fund, held for Stock Liquidity	166,743	166,743	166,743
American Funds Growth Fund of America	362,814	10,370,369	7,372,381
Dreyfus Small Cap Stock Index Fund	159,967	3,393,981	2,141,963
Federated Kaufmann Fund	391,623	2,252,247	1,409,845
Fidelity Advisory Diversified International Fund	192,719	6,348,763	4,145,391
GAMCO Westwood Equity Fund	444,462	4,682,765	3,209,019
Liquid Assets Fund	3,738,079	3,738,079	3,738,079
Transamerica Premier Balanced Fund	123,964	3,303,378	2,108,621
Vanguard Mid Cap Index Fund	148,639	2,642,114	1,753,943
Vanguard Target Retirement 2005 Fund	26,305	308,567	254,897
Vanguard Target Retirement 2015 Fund	61,917	791,871	591,304
Vanguard Target Retirement 2025 Fund	108,604	1,416,911	1,006,760
Vanguard Target Retirement 2035 Fund	62,928	862,942	582,079
Vanguard Target Retirement 2045 Fund	35,797	484,759	342,577
Vanguard Total Stock Market Index Fund	342,712	12,157,724	7,471,111
WB Capital Bond Fund	223,534	2,183,490	2,134,753
WB Capital Limited Term Bond Fund	381,908	3,671,261	3,639,582

Mutual funds		58,775,964	42,069,048

Participants’ loans (Loan Fund), interest rates ranging from 4.0% to 9.5% and maturities ranging from June 30, 2009 to September 30, 2038*		210,279	210,279

Total investments		$82,025,812	52,443,052

*	Indicates party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AMCORE FINANCIAL SECURITY PLAN

/s/ Judith Carré Sutfin
Judith Carré Sutfin
Executive Vice President and Chief Financial Officer
AMCORE Financial, Inc. Plan Administrator

Date: June 29, 2009

EXHIBIT INDEX

23.1      Consent of Independent Registered Public Accounting Firm